FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

February 25, 2010

Item 3

News Release

Issued February 25, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

Vancouver, Canada, February 25, 2010 - OMAFRA (Ontario Ministry of Agriculture, Food and Rural Affairs) and DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announce the first CQuest™ Biochar field trial in Ontario.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Vancouver, Canada, February 25, 2010 - OMAFRA (Ontario Ministry of Agriculture, Food and Rural Affairs) and DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announce the first CQuest™ Biochar field trial in Ontario.

According to the International Biochar Initiative http://www.biochar-international.org/biochar, “ Biochar is a 2,000 year-old practice that converts agricultural waste into a soil enhancer that can hold carbon, boost food security and discourage deforestation. The carbon in biochar resists degradation and can remain viable in soils for hundreds to thousands of years. Biochar is produced through pyrolysis or gasification — processes that heat biomass in the absence (or under reduction) of air. The process creates a fine-grained, highly porous charcoal that helps soils retain nutrients and water.”

While intensive study of biochar-rich dark earths in the Amazon (terra preta) has led to a wider appreciation of biochar’s unique properties as a soil enhancer, it is intriguing to speculate whether there might be similar effects on productivity in our temperate region soils, but little testing of these materials has been done as yet.

A start to finding the answer to this question is a field plot that has been established on a farm near Shakespeare. The local farmer supplied the test field plot, biochar application support and GPS mapping; Dynamotive Energy Systems Corp. supplied CQuest ™ Biochar made from its fast pyrolysis process; and Staff from the Ontario Ministry of Agriculture, Food and Rural Affairs will be assisting in the monitoring and interpretation of the data from the plot. Large enough strips to accommodate conventional harvesting equipment have been laid out in the field, alternate strips have received CQuest biochar and the entire plot will be monitored over the next growing season to determine if there are any differences in the growth or yield of the grain corn crop that will be planted in the field.

Tom Bouchard, Chief Operating Officer from Dynamotive commented, “Many studies are underway regarding biochar efficacy as a soil enhancement, but each soil type, climate and crop variation provides a new opportunity to generate useful field data. We are pleased to be working with OMAFRA and progressive farmers in Ontario to continue adding to the body of knowledge regarding biochar.” Keith Reid, Soil Fertility Specialist from OMAFRA added, “While many questions remain about the best way to use biochar for the greatest benefit here in Ontario, the process of finding the answers has begun.”

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

February 25, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

          News Release: February 25, 2010

Ontario Ministry of Agriculture, Food and Rural Affairs and Dynamotive Initiate First CQuest™ Biochar Field Trial in Ontario

Vancouver, Canada, February 25, 2010 - OMAFRA (Ontario Ministry of Agriculture, Food and Rural Affairs) and DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announce the first CQuest™ Biochar field trial in Ontario.

According to the International Biochar Initiative http://www.biochar-international.org/biochar, “ Biochar is a 2,000 year-old practice that converts agricultural waste into a soil enhancer that can hold carbon, boost food security and discourage deforestation. The carbon in biochar resists degradation and can remain viable in soils for hundreds to thousands of years. Biochar is produced through pyrolysis or gasification — processes that heat biomass in the absence (or under reduction) of air. The process creates a fine-grained, highly porous charcoal that helps soils retain nutrients and water.”

While intensive study of biochar-rich dark earths in the Amazon (terra preta) has led to a wider appreciation of biochar’s unique properties as a soil enhancer, it is intriguing to speculate whether there might be similar effects on productivity in our temperate region soils, but little testing of these materials has been done as yet.

A start to finding the answer to this question is a field plot that has been established on a farm near Shakespeare. The local farmer supplied the test field plot, biochar application support and GPS mapping; Dynamotive Energy Systems Corp. supplied CQuest ™ Biochar made from its fast pyrolysis process; and Staff from the Ontario Ministry of Agriculture, Food and Rural Affairs will be assisting in the monitoring and interpretation of the data from the plot. Large enough strips to accommodate conventional harvesting equipment have been laid out in the field, alternate strips have received CQuest biochar and the entire plot will be monitored over the next growing season to determine if there are any differences in the growth or yield of the grain corn crop that will be planted in the field.

Tom Bouchard, Chief Operating Officer from Dynamotive commented, “Many studies are underway regarding biochar efficacy as a soil enhancement, but each soil type, climate and crop variation provides a new opportunity to generate useful field data. We are pleased to be working with OMAFRA and progressive farmers in Ontario to continue adding to the body of knowledge regarding biochar.” Keith Reid, Soil Fertility Specialist from OMAFRA added, “While many questions remain about the best way to use biochar for the greatest benefit here in Ontario, the process of finding the answers has begun.”

About Ontario Ministry of Agriculture, Food and Rural Affairs

For details, please visit the Ministry’s website at http://www.omafra.gov.on.ca/english/index.html

Contact:

D. Keith Reid, M.Sc., CCA-Ont., Soil Fertility Specialist

Tel: 519.271.9269

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the Company's website www.dynamotive.com.

Contacts:

Email: news@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.